Exhibit 99.8

CONSENT OF PERSON NAMED

TO BECOME A DIRECTOR

ChiquitaFyffes Limited is filing a Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-[ ● ]) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). ChiquitaFyffes Limited will be re-registered as a public limited company and renamed ChiquitaFyffes plc at or prior to the completion of the transaction contemplated in the Registration Statement. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of ChiquitaFyffes plc in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

April 29, 2014	/s/ Thomas Murphy
Thomas Murphy